UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32052 / March 25, 2016

In the Matter of	:
	:
CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.	:
SCHWAB STRATEGIC TRUST	:
	:
211Main Street, SF211-05-491,	:
San Francisco, CA 94105	:
	:
SEI INVESTMENTS DISTRIBUTION CO.	:
	:
1 Freedom Valley Drive	:
Oaks, PA 19456	:
	:
(812-14481)	:
	:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Charles Schwab Investment Management, Inc., Schwab Strategic Trust, and SEI Investments
Distribution Co. filed an application on June 5, 2015, and amendments to the application on
September 4, 2015 and December 24, 2015, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for
an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and
17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) series of certain open-end management investment companies to issue
shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary
market transactions in Shares to occur at negotiated market prices rather than at net asset value;
(c) certain series to pay redemption proceeds, under certain circumstances, more than seven days
after the tender of Creation Units for redemption; (d) certain affiliated persons of the series to
deposit securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Units; (e) certain registered management investment companies and unit
investment trusts outside of the same group of investment companies as the series to acquire
Shares; and (f) certain series to perform creations and redemptions of Creation Units in-kind in a
master-feeder structure.

On February 29, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32014). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Charles Schwab Investment Management, Inc. et al. (File No. 812-14481),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary